18004982

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hankerson Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 N 44TH Street, #200
(No. and Street)

Phoenix	Arizona	85018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Hankerson — 602-840-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

OATH OR AFFIRMATION

I, William Hankerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hankerson Financial, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of arizona
County of Maricopa
Subscribed and sworn to (or affirmed) before me on this 20 day of Febuary, 2018 by William Hankerson proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Wm Hankerson
Signature

President
Title

Andrea Lynn Thompson Moberg
Notary Public

ANDREA LYNN THOMPSON MOBERG
Notary Public - Arizona
Maricopa County
My Comm. Expires Nov 29, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Hankerson Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hankerson Financial, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2011.
Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Hankerson Financial, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	48,223
Commissions receivable		5,100
Investments, at market value		7,164
Other receivables		3,724
Prepaid expenses		3,438
Total assets	$	67,649

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	2,779
Accounts payable		2,250
Accrued payroll tax liability		1,586
Total liabilities		6,615

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 15,000 shares issued and outstanding		15,000
Retained earnings		46,034
Total stockholder's equity		61,034
Total liabilities and stockholder's equity	$	67,649

The accompanying notes are an integral part of these financial statements.

Hankerson Financial,Inc.
Statement of Operations
For the Year Ended December 31, 2017

Revenues		
Commissions	$	22,124
Interest & dividend income		123
Net investment gains (losses)		(59)
Total revenues		22,188
Expenses		
Employee compensation and benefits		12,960
Commission expense		18,791
Occupancy and equipment rental		9,000
Other operating expenses		17,105
Total expenses		57,856
Net income (loss) before income tax provision		(35,668)
Income tax provision		-0-
Net income (loss)	$	(35,668)

The accompanying notes are an integral part of these financial statements.

Hankerson Financial, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock		Retained Earnings		Total	
Balance at December 31, 2016	$	15,000	$	81,702	$	96,702
Net Loss				(35,668)		(35,668)
Balance at December 31, 2017	$	15,000	$	46,034	$	61,034

The accompanying notes are an integral part of these financial statements.

Hankerson Financial, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flow from operating activities:			
Net income (loss)			$ (35,668)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Mark to market of investments, at market value	$	(23)	
(Increase) decrease in assets:			
Commissions receivable		(1,005)	
Other receivables		(84)	
Prepaid expenses		(75)	
Increase (decrease) in liabilities:			
Commissions payable		24	
Accounts payable		(722)	
Total adjustments			(1,885)
Net cash provided by (used in) operating activities			(37,553)
Net cash provided by (used in) in investing activities			
Net cash provided by (used in) financing activities			
Net increase (decrease) in cash			(37,553)
Cash at beginning of year			85,776
Cash at end of year			$ 48,223

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-0-
Income taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

Hankerson Financial, Inc.
Notes to Financial Statements
December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hankerson Financial, Inc. (the "Company") was incorporated in the State of Arizona on December 23, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company forwards client transactions to direct participation programs and mutual funds, which carry such accounts; therefore, no customer accounts are reflected in the financial statements. The Company earns commissions for introducing investors to various investment projects, such as direct participation programs and mutual funds. Commission revenue and commission expense are recognized on the date the investment is funded by the investor.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INVESTMENTS, AT MARKET VALUE

Investments, at market value are comprised of an investment in a mutual fund. The Company recorded an unrealized loss of $59 in net investment gains and losses for the mark to market for this investment for the year ended December 31, 2017. As of December 31, 2017, the fair market value of this investment was $7,164.

Note 3: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

Hankerson Financial, Inc.
Notes to Financial Statements
December 31, 2017

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Assets	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Investments, at market value	$ 7,164	$ 7,164	$ -	$ -
Total	**$ 7,164**	$ 7,164	$ -	$ -

Note 5: RELATED PARTY TRANSACTIONS

The Company's sole shareholder is also the sole shareholder of a related entity. William Hankerson, Ltd ("LTD"). LTD provides research services to the Company. The Company leases its office space from LTD pursuant to a month-to-month lease agreement, which includes rent, secretarial services and other office expenses.

A summary of related party transactions for the year ending December 31, 2017 is as follows:

Rent and related office expenses	$9,000

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the prounouncements that require adoption (if any). They have also concluded that the the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $50,477 which was $45,477 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($6,614) to net capital was 0.13 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: GUARANTEES

FASB ASC 460. Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreements as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2017 or during the year then ended.

Note 10: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

Hankerson Financial, Inc.
Schedule I - Computation of Net Capital Requirements

Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital		
Common stock	$ 15,000	
Retained earnings	46,034	
Total stockholder's equity		$ 61,034
Less: Non-allowable assets		
Other receivables	(3,724)	
Commission receivable, in excess of payable	(2,320)	
Prepaid expenses	(3,438)	
Total non-allowable assets		(9,482)
Net capital before haircuts		51,552
Less: Haircuts on securities		
Haircut on marketable securities	(1,075)	
Total haircuts on securities		(1,075)
Net Capital		50,477
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 441	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		45,477
Ratio of aggregate indebtedness to net capital	0.13: 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See report of independent registered public accounting firm

Hankerson Financial, Inc.
Schedule II- Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirements is not applicable to Hankerson Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Hankerson Financial, Inc.

Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 As of December 31, 2017

Information relating to possession or control requirements is not applicable to Hankerson Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm

Hankerson Financial, Inc
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Hankerson Financial, Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hankerson Financial, Inc claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Hankerson Financial, Inc stated that Hankerson Financial, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Hankerson Financial, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hankerson Financial, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Assertions Regarding Exemption Provisions

We, as members of management of Hankerson Financial, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Hankerson Financial, Inc.

By:

Wm Hankerson

William Hankerson, President

February 26, 2018